UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

The authorized share capital of WORK Medical Technology Group LTD is US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each, with each Class A ordinary share entitled to one vote, and 100,000,000 Class B ordinary shares of par value US$0.0005 each, with each Class B ordinary share entitled to 20 votes. As of July 15, 2025, 48,942,082 Class A ordinary shares and 7,592,500 Class B ordinary shares were issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: July 15, 2025	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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